Exhibit 99.1
          Unilens Reports Improved Operating Results for Third Quarter
                        and First Nine Months of FY2004


 Increased Shipments of C-Vue Multi-Focal Soft Contact Lens Propel Sales 35%
                           Above Prior-Year Levels


    LARGO, Fla., June 1 /PRNewswire-FirstCall/ -- Unilens Vision Inc.
(OTC Bulletin Board: UVICF), which through its subsidiary, Unilens Corp., USA, develops, manufactures, distributes and markets specialty contact lenses, today reported improved operating results for the third quarter and first nine months of FY2004.

    "I am very pleased to report that our sales increased 35% in the third fiscal quarter and 31% during the first nine months of Fiscal 2004, as the popularity of our new C-Vue disposable soft lens continued to expand among optical professionals and their customers," stated A. W. Vitale, Chief Executive Officer of Unilens Vision Inc. "The cast-molded C-Vue lenses are ideally suited for the presbyopic vision problems that challenge the aging 'Baby Boom' generation. Presbyopia is an age-associated progressive loss of the focusing power of the lens of the eye, which requires bi-focal or multi-focal correction in order to restore clear vision. Royalties from the license of our key technologies increased at an even faster rate than sales during the quarter and nine-month period."

    For the three months ended March 31, 2004 net sales, excluding royalty income, increased 35% to $1,023,340, compared with $756,866 in the quarter ended March 31, 2003. The increase reflects continued growth in demand for the Company's most successful product in its history, the C-Vue brand of multi-focal soft contact lenses, which are sold exclusively to eye care professionals throughout the United States.

    Royalty income for the most recent quarter increased more than 150% to $212,054, compared with $84,000 in the quarter ended March 31, 2003.

    The Company's pretax income totaled $137,129 in the quarter ended March 31, 2004, compared with $983 in the third quarter of FY2003. Net income after taxes increased to $64,047, or $0.02 per diluted share, in the most recent quarter (representing the Company's fifth consecutive quarter of profitability), versus net income of $983 in the year-earlier period. The increase in net income was primarily attributable to royalty income derived from an exclusive worldwide license of one of the Company's multi-focal designs to a third party, coupled with strong demand for the Company's C-Vue brand of multifocal contact lens products.

    "The improvement in third quarter net income was achieved despite significant auditing and legal expenses associated with the listing of our common stock on the OTC Bulletin Board," continued Vitale. "Because most of our business is conducted in the United States, we report our operating results in U.S. dollars, and we have a growing number of U.S. shareholders, our Board of Directors considered it important to pursue an OTC Bulletin Board listing of our common stock in order to improve the liquidity of trading in our shares.

    "We are optimistic that sales, earnings, and cash flows from operating activities will continue to show improvement during the last quarter of the fiscal year," concluded Vitale.

    For the nine months ended March 31, 2004, the Company reported a 31% increase in net sales, excluding royalty income, to $2,957,395, compared with $2,251,232 in the first nine months of the previous fiscal year.

    Royalty income increased to $623,721 in the nine months ended March 31, 2004, compared with $121,400 in the corresponding period of the previous fiscal year, which represents an increase of 514%.

    The Company reported income before tax and net income of $3,712,395 and $2,276,173, respectively, for the nine months ended March 31, 2004, which includes a one-time gain of $3,224,576 due to the elimination of debt resulting from a settlement agreement reached during the second quarter of FY2004. In the first nine months of the previous fiscal year, the Company reported a loss before tax and net loss of ($190,632), or ($0.05) per share. Excluding the above-mentioned one-time gain, the Company would have reported income before tax of $487,819, and net income of $265,005, or $0.07 per diluted share, for the nine months ended March 31, 2004.


    About Unilens Vision Inc.

    Established in 1989, Unilens Vision Inc. ("Unilens"), through its wholly owned subsidiary Unilens Corp., USA, develops, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at http://www.unilens.com.

    Unilens Vision Inc. is headquartered in Vancouver, Canada, and its operating headquarters is located in Largo, Florida. The Company's common stock is listed on the OTC Bulletin Board under the symbol "UVICF" as well as the TSX Venture Exchange under the symbol "UVI".

    The information contained in this news release, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company's most recent filings with the
SEC and the TSX Venture Exchange.   The TSX Venture Exchange has not reviewed
and does not accept responsibility for the adequacy or accuracy of this release.


                    For more information, please contact:
          Michael Pecora, CFO, Unilens Corp., USA at (727) 544-2531

                             UNILENS VISION INC.
                          THIRD QUARTER FISCAL 2004
                 CONDENSED CONSOLIDATED FINANCIAL INFORMATION
                        (All figures in U.S. Dollars)


    RESULTS OF OPERATIONS
                                Three        Three         Nine         Nine
                               Months       Months       Months       Months
                                Ended        Ended        Ended        Ended
                             March 31,    March 31,    March 31,    March 31,
                                 2004         2003         2004         2003

        Sales              $1,023,340    $ 756,866   $2,957,395   $2,251,232
        Cost of sales         656,989      508,600    1,793,093    1,459,991
                              366,351      248,266    1,164,302      791,241

        Expenses              433,496      305,874    1,277,277      978,223
        Loss from
         operations           (67,145)     (57,608)    (112,975)    (186,982)
        Other items:
        Royalty Income        212,054       84,000      623,721      121,400
        Other
         Income/Expenses       (7,780)     (25,409)     (22,927)    (125,050)
        Gain on
        forgiveness of
         debt                      --           --    3,224,576           --
                              204,274       58,591    3,825,370       (3,650)

        Income (loss)
         before tax           137,129          983    3,712,395     (190,632)
        Income tax
         expense              (73,082)          --   (1,436,222)          --
        Income (loss) for
         the period        $   64,047    $    983   $ 2,276,173   $ (190,632)
        Net income (loss)
         per common share:
        Basic              $     0.02    $    0.00  $     0.56    $    (0.05)
        Diluted            $     0.02    $    0.00  $     0.56    $    (0.05)

    CASH FLOWS
    Provided (used) by
    Operating activities   $  374,231    $ (68,800) $   622,284   $  (271,832)
    Investing activities      (82,386)      (3,205)    (105,830)  $   (19,027)
    Financing activities     (127,615)          --     (269,085)           --
    Increase (decrease)
     in cash               $  164,230    $ (72,005) $   247,369   $  (290,859)

    BALANCE SHEET
                                                March 31,           June 30,
                                                    2004               2003
        Cash                                $    448,698       $    201,329
        Total Assets                           2,405,546          3,466,586
        Current Liabilities                    1,334,275          1,129,988
        Total Liabilities                      2,203,441          5,604,564
        Shareholders Equity
         (Deficiency)                       $    202,105      $  (2,137,978)




SOURCE  Unilens Vision Inc.
    -0-                             06/01/2004
    /CONTACT: Michael Pecora, CFO, Unilens Corp., USA, +1-727-544-2531/ /Web site: http://www.unilens.com/
    (UVI.V UVI. UVICF)

CO:  Unilens Vision Inc.
ST:  Florida, Canada
IN:  OTC HEA MTC
SU:  ERN